SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements filed pursuant to Rule 13d-1(a)

And Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Culp, Inc.

(Name of Issuer)

Common Stock, Par Value $0.05 per share

(Title of Class of Securities)

230215 10 5

(CUSIP Number)

Robert G. Culp, III

P.O. Box 2686,

1823 Eastchester Drive,

High Point,

North Carolina 27265

(336) 889-5161

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person/I.R.S. Identification No. of Above Person (Entities Only) Robert G. Culp, III
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings is required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,672,936
	8	Shared Voting Power 0
	9	Sole Dispositive Power 169,048
	10	Shared Dispositive Power 1,503,888
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,672,936
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒ (excludes 16,863 shares held of record by Reporting Person’s spouse)
13	Percent of Class Represented by Amount in Row (11) 13.70%
14	Type of Reporting Person* IN

PRELIMINARY STATEMENT

This Amendment No. 5 (this “Amendment”) amends the Schedule 13D (the “Initial Statement”) filed by Robert G. Culp, III (the “Reporting Person”) with the Securities and Exchange Commission on November 7, 1989, as amended on or about December 15, 1993, January 3, 1994, February 4, 1997, and April 20, 2007 with respect to the shares (the “Shares”) of common stock, par value $0.05 per share, of Culp, Inc., a North Carolina corporation (the “Issuer”). This Amendment reports the disposition of 304,019 Shares held by Robert G. Culp, III. Such Shares were disposed of by gift from the Reporting Person to the Robert G. Culp, III Irrevocable Trust (the “Trust”), which Trust holds the Shares for the benefit of Susan B. Culp (the Reporting Person’s wife) and the Reporting Person’s descendants. The Reporting Person has no power to vote and no power to dispose or direct the disposition of the Shares held by the Trust and the Reporting Person is not a beneficiary of the Trust.

The following items of the Initial Statement, as amended, are hereby amended and restated as follows.

Item 1. Security and Issuer.

This Amendment relates to the Shares. The principal executive offices of the Issuer are located at 1823 Eastchester Drive, High Point, North Carolina 27265.

Item 2. Identity and Background.

This Statement is filed by the Reporting Person. The business address of the Reporting Person is 1823 Eastchester Drive, High Point, North Carolina 27265. The Reporting Person is Chairman of the Board of the Issuer. During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that, as a result, subjects or subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

N/A

Item 4. Purpose of Transaction.

Any Shares that the Reporting Person has acquired since the date of filing of the last amendment to the Initial Statement were acquired in connection with the grant of stock options and were acquired for investment purposes. The Reporting Person has no plans or proposals that relate to or would result in any of the changes or transactions enumerated in subsections (a)—(j) of Item 4 of the General Instructions for Complying with Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As of December 18, 2012, the Reporting Person reports beneficial ownership of 1,672,936 Shares, or approximately 13.70% of the outstanding Shares, which includes 10,000 immediately exercisable stock options beneficially owned by the Reporting Person. For purposes of this Statement, “immediately exercisable” means options that are currently exercisable or that will become exercisable within 60 days of December 18, 2012 (See Item 6). The number of Shares reported does not include 16,863 Shares held of record by Susan B. Culp (the Reporting Person’s wife). Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the Shares held by his wife.

(b) The Reporting Person has sole voting power with respect to 1,672,936 Shares and the sole power to dispose of 169,048 Shares. Of the 1,672,936 Shares beneficially owned by the Reporting Person, 1,503,888 Shares are held of record by Atlantic Trust

Company, N.A., as Trustee of the Robert G. Culp, Jr. Family Trust (the “Family Trust”), which holds the Shares in three subtrusts for the benefit of the Reporting Person, Judith Culp Walker (the Reporting Person’s sister) and Harry R. Culp (the Reporting Person’s brother), respectively. Under the terms of the Family Trust, the Reporting Person has the sole power to vote or direct the voting of all Shares held by the Family Trust, but the Reporting Person shares with the Trustee the power to dispose or direct the disposition of those Shares.

(c) On December 18, 2012, 304,019 Shares were disposed of by gift from the Reporting Person to the Robert G. Culp, III Irrevocable Trust (the “Trust”), which holds the Shares for the benefit of Susan B. Culp (the Reporting Person’s wife) and the Reporting Person’s descendants. The Reporting Person has no power to vote and no power to dispose or direct the disposition of the Shares held by the Trust and the Reporting Person is not a beneficiary of the Trust. All share ownership numbers reported in this Amendment take into account this gift.

On November 29, 2012, 20,000 Shares were sold by the Family Trust at a price of $14.00 per Share in an open market sale pursuant to a 10b5-1 trading plan adopted by the Reporting Person in accordance with Rule 10b5-1 of the Securities and Exchange Act of 1934, as amended.

On November 28, 2012, 20,000 Shares were sold by the Family Trust at a price of $13.50 per Share in an open market sale pursuant to a 10b5-1 trading plan adopted by the Reporting Person in accordance with Rule 10b5-1 of the Securities and Exchange Act of 1934, as amended.

On November 27, 2012, 16,200 Shares were sold by the Family Trust at a price of $13.00 per Share in an open market sale pursuant to a 10b5-1 trading plan adopted by the Reporting Person in accordance with Rule 10b5-1 of the Securities and Exchange Act of 1934, as amended.

On November 27, 2012, 4,869 Shares were sold by the Reporting Person’s wife at a price of $13.00 per Share in an open market sale pursuant to a 10b5-1 trading plan adopted by the Reporting Person in accordance with Rule 10b5-1 of the Securities and Exchange Act of 1934, as amended. Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the Shares held by his wife.

On November 26, 2012, 3,800 Shares were sold by the Family Trust at a price of $13.00 per Share in an open market sale pursuant to a 10b5-1 trading plan adopted by the Reporting Person in accordance with Rule 10b5-1 of the Securities and Exchange Act of 1934, as amended.

On November 26, 2012, 1,131 Shares were sold by the Reporting Person’s wife at a price of $13.00 per Share in an open market sale pursuant to a 10b5-1 trading plan adopted by the Reporting Person in accordance with Rule 10b5-1 of the Securities and Exchange Act of 1934, as amended. Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the Shares held by his wife.

On November 21, 2012, 2,475 Shares were sold by the Family Trust at a price of $12.50 per Share in an open market sale pursuant to a 10b5-1 trading plan adopted by the Reporting Person in accordance with Rule 10b5-1 of the Securities and Exchange Act of 1934, as amended.

On November 21, 2012, 742 Shares were sold by the Reporting Person’s wife at a price of $12.50 per Share in an open market sale pursuant to a 10b5-1 trading plan adopted by the Reporting Person in accordance with Rule 10b5-1 of the Securities and Exchange Act of 1934, as amended. Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the Shares held by his wife.

On November 19, 2012, 4,116 Shares were sold by the Family Trust at a price of $12.50 per Share in an open market sale pursuant to a 10b5-1 trading plan adopted by the Reporting Person in accordance with Rule 10b5-1 of the Securities and Exchange Act of 1934, as amended.

On November 19, 2012, 1,234 Shares were sold by the Reporting Person’s wife at a price of $12.50 per Share in an open market sale pursuant to a 10b5-1 trading plan adopted by the Reporting Person in accordance with Rule 10b5-1 of the Securities and Exchange Act of 1934, as amended. Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the Shares held by his wife.

On November 5, 2012, 11,128 Shares were sold by the Family Trust at a price of $12.50 per Share in an open market sale pursuant to a 10b5-1 trading plan adopted by the Reporting Person in accordance with Rule 10b5-1 of the Securities and Exchange Act of 1934, as amended.

On November 5, 2012, 3,339 Shares were sold by the Reporting Person’s wife at a price of $12.50 per Share in an open market sale pursuant to a 10b5-1 trading plan adopted by the Reporting Person in accordance with Rule 10b5-1 of the Securities and Exchange Act of 1934, as amended. Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the Shares held by his wife.

On November 1, 2012, 2,204 Shares were sold by the Family Trust at a price of $12.56 per Share in an open market sale pursuant to a 10b5-1 trading plan adopted by the Reporting Person in accordance with Rule 10b5-1 of the Securities and Exchange Act of 1934, as amended.

On November 1, 2012, 662 Shares were sold by the Reporting Person’s wife at a price of $12.56 per Share in an open market sale pursuant to a 10b5-1 trading plan adopted by the Reporting Person in accordance with Rule 10b5-1 of the Securities and Exchange Act of 1934, as amended. Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the Shares held by his wife.

On October 31, 2012, 77 Shares were sold by the Family Trust at a price of $12.50 per Share in an open market sale pursuant to a 10b5-1 trading plan adopted by the Reporting Person in accordance with Rule 10b5-1 of the Securities and Exchange Act of 1934, as amended.

On October 31, 2012, 23 Shares were sold by the Reporting Person’s wife at a price of $12.50 per Share in an open market sale pursuant to a 10b5-1 trading plan adopted by the Reporting Person in accordance with Rule 10b5-1 of the Securities and Exchange Act of 1934, as amended. Pursuant to Rule 13d-4, the Reporting Person disclaims beneficial ownership of the Shares held by his wife.

Other than these seventeen specified transactions, the Reporting Person has not effected any transactions in the Shares during the past 60 days.

(d) The Trustee of the Family Trust has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,503,888 of the 1,672,936 Shares beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The terms of the Robert G. Culp, Jr. Family Trust give sole voting power to the Reporting Person and joint dispositive power to the Reporting Person and the Trustee, as more particularly described in Item 5(b).

The Reporting Person owns 10,000 immediately exercisable stock options, which are more particularly described as follows:

(1) On June 25, 2007, the Issuer granted to the Reporting Person an option to purchase 10,000 Shares at $8.75 per Share pursuant to the Culp, Inc. 2002 Stock Option Plan. The option terminates on June 25, 2017.

Item 7. Material to be filed as Exhibits.

The following documents are attached to this Amendment as Exhibits:

Exhibit	Document	Page on Which Exhibit Appears
Q	Memorandum of Option for 10,000 Shares (Date of grant: June 25, 2007), as amended by Option Modification Agreement dated January 22, 2008	E-1

[Intentionally Left Blank]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: January 10, 2013	Signature:	/s/ Robert G. Culp, III